UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SMITHFIELD FOODS, INC.
(Name of Issuer)

Common Stock, Par Value $0.50 per share
(Title of Class of Securities)

832248 10 8
(CUSIP Number)

Michael Mayberry Associate General Counsel Continental Grain Company 277 Park Avenue New York, NY 10172 Tel. No.: (212) 207-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

Cusip No. 832248 10 8	SCHEDULE 13D	Page 2 of 9Pages

1	NAME OF REPORTING PERSON Continental Grain Company (f/k/a ContiGroup Companies, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 12,596,552 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 12,596,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,596,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%
14	TYPE OF REPORTING PERSON CO

Cusip No. 832248 10 8	SCHEDULE 13D	Page 3 of 9Pages

1	NAME OF REPORTING PERSON Arlon Opportunities Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 73,300 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 73,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON PN

Cusip No. 832248 10 8	SCHEDULE 13D	Page 4 of 9Pages

1	NAME OF REPORTING PERSON Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 235,332.1943 SHARED VOTING POWER 12,596,552 SOLE DISPOSITIVE POWER 235,332.1943 SHARED DISPOSITIVE POWER 12,596,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,831,884.1943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.77%
14	TYPE OF REPORTING PERSON IN

Cusip No. 832248 10 8	SCHEDULE 13D	Page 5 of 9Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amends the Schedule 13D originally filed on May 17, 2007 and amended by Amendment No. 1 thereto filed on October 17, 2007, Amendment No. 2 thereto filed on January 31, 2008, Amendment No. 3 thereto filed on March 4, 2008 and Amendment No. 4 thereto filed on October 30, 2008 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Company” or the “Issuer”).

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.

No material change

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended to add the following at the end of such section:

“On the dates set forth below , Mr. Fribourg, along with other directors of the Issuer, was awarded shares of phantom stock of the Issuer in the amounts set forth opposite each such date, bringing his total amount of phantom shares to 12,372.1943. These shares were awarded as compensation for his service as a director on the Issuer’s board.

Date	Phantom Shares
11/14/2008	2,092.3521
2/4/2009	1,271.9298
5/27/2009	1,222.0000
8/26/2009	1,500.0000
9/4/2009	1,265.3374

On September 15, 2009, Mr. Fribourg purchased 144,404 shares of the Issuer’s Common Stock, for $13.85 per share, with cash on hand in connection with a primary public offering of Common Stock by the Issuer.”

Cusip No. 832248 10 8	SCHEDULE 13D	Page 6 of 9Pages

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended to add the following at the end of such section:

“On September 14, 2009, Mr. Fribourg advised the Issuer of his resignation from the Issuer’s Board of Directors, effective immediately.  Mr. Fribourg was not a member of any of the committees of the Issuer’s Board of Directors.

Mr. Fribourg advised the Issuer that he resigned because he does not support the Issuer’s previously announced $250 million equity offering.  Mr. Fribourg further advised the Issuer that he did not believe that an equity offering of this magnitude was necessary at this time, given his confidence in the future performance of the Issuer and the attendant dilution of all shareholders.  Michael J. Zimmerman, Executive Vice President and Chief Financial Officer of Continental Grain Issuer, also submitted his resignation as an Advisory Director of the Issuer.”

Item 5.	Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

“All calculations of percentage ownership in this Schedule 13D are based on a total of 165,237,491 shares of Common Stock outstanding as of September 11, 2009, and giving effect to the issuance of 21,660,649 shares of common stock to be issued in a public offering by the Issuer, as disclosed in the Issuer’s prospectus supplement filed under Rule 424(b)(5) on September 17, 2009.

AOI directly owns 73,300 shares of Common Stock (less than 0.1% of the total shares of Common Stock outstanding). AOI has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 73,300 shares of Common Stock.

CGC beneficially owns 12,596,552 shares of Common Stock (approximately 7.62% of the total number of shares of Common Stock outstanding). CGC has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 12,596,552 shares of Common Stock. The 12,596,552 shares of Common Stock includes the 73,300 shares directly owned by AOI. CGC may be deemed to share voting and investment power with respect to the shares of Common Stock owned directly by AOI by virtue of being the managing member of the general partner of AOI and directly and through one of its subsidiaries holds a majority interest in AOI.

Mr. Fribourg directly owns 235,332.1943 shares of Common Stock (approximately 0.14% of the total number of shares of Common Stock outstanding). Mr. Fribourg has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 235,332.1943 shares of Common Stock. Of these shares of Common Stock, 12,372.1943 are phantom shares of the Issuer. The phantom stock is payable in shares of Common Stock upon termination of service as a director of the Issuer either in a lump sum or in annual installments of at least two years and not more than ten years as per the director’s deferral election. Notwithstanding the foregoing, after termination of service, the phantom stock may, at the election of the director, be converted into one or more “deemed investments” approved by the Issuer’s Nominating and Governance Committee. Upon his termination of service as a director of the Issuer, Mr. Fribourg has the sole power to vote or direct the vote of any shares of Common Stock received in respect of such phantom stock.

Mr. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC and AOI by virtue of being the Chairman, Chief Executive Officer and President of CGC. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively control a majority interest in CGC. As a result, Mr. Fribourg may be deemed to beneficially own the shares directly owned by CGC.

Cusip No. 832248 10 8	SCHEDULE 13D	Page 7 of 9Pages

Mr. Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC and AOI except to the extent of his pecuniary interest.

Except as set forth in Item 3, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1:	Agreement Regarding the Joint Filing of Schedule 13D, dated as of September 18, 2009, by and between the Reporting Persons (replaces previously filed exhibit).

Cusip No. 832248 10 8	SCHEDULE 13D	Page 8 of 9Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2009.

CONTINENTAL GRAIN COMPANY
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

ARLON OPPORTUNITIES INVESTORS LP
By:	Arlon Opportunities Investors GP LLC, its General Partner
By:	Continental Grain Company, its managing member
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
Paul J. Fribourg

Cusip No. 832248 10 8	SCHEDULE 13D	Page 9 of 9Pages

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 18, 2009

CONTINENTAL GRAIN COMPANY
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

ARLON OPPORTUNITIES INVESTORS LP
By:	Arlon Opportunities Investors GP LLC, its General Partner
By:	Continental Grain Company, its managing member
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
Paul J. Fribourg